THE MIDLAND COMPANY
7000 Midland Boulevard
Amelia, Ohio 45102-2607

July 25, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	The Midland Company Form 10-K for fiscal year ended December 31, 2005 File No. 1-06026

Dear Mr. Rosenberg:

This letter sets forth below the detailed responses of The Midland Company (the “Company”) to the comments of the Staff of the Commission in its letter to the Company dated June 27, 2006, with respect to the above referenced Form 10-K filing of the Company. In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter. This letter has been filed with the Commission as correspondence through EDGAR.

Form 10-K for fiscal year ended December 31, 2005

Management’s Discussion and Analysis

Results of Operations, page 19

1.	Your MD&A discussion in “underwriting results” omits quantification of the specific factors underlying the change in your underwriting results. Please provide a revised discussion in disclosure-type format that quantifies the factors underlying the change in your underwriting results and in particular discusses the impact of your reinsurance activities and change in prior year reserve estimates for each period presented. Also, provide an expanded discussion and quantification of the historical and expected continuing impact on your operating results related to the following events or activities.

•	Catastrophes in 2005 including “reinstatement premiums and other catastrophe related items.”
•	The 2001 exit from the commercial liability product line and related reserve deficiencies and reserve releases.
•	Reserve overstatements related to the motorcycle, excess and surplus and personal liability lines of business. Explain the degree to which these lines are “inherently less predictable” as compared to your traditional property coverage.

•	Rate increases and corrective underwriting actions in the residential property and recreational casualty segments.
•	The activities that produced such significant improvement in operating results for the “all other” segment in the periods 2003-2005.

Response – Midland acknowledges the Staff’s comments and intends to make the appropriate modifications to all future filings, beginning with the Form 10-Q for the period ending June 30, 2006. The revised disclosures will include the following as appropriate:

•	Catastrophes in 2005 including “reinstatement premiums and other catastrophe related items.”

Hurricane Katrina, along with hurricanes Rita and Wilma, produced higher than normal catastrophe losses in 2005. We estimate that these higher than normal catastrophe losses, after considering reinsurance recoveries, reinstatement premiums and the cost of purchasing third and fourth event covers, reduced pre-tax earnings by approximately $13.7 million, or $0.46 per share (diluted).

Please see our response to Comment #10 for further discussion regarding the impact of reinsurance on our 2005 results and discussion regarding the impact these higher catastrophe losses will have on our 2006 results in the form of higher reinsurance costs.

•	The 2001 exit from the commercial liability product line and related reserve deficiencies and reserve releases.

In September 2001, American Modern exited the manufactured housing park and dealer commercial liability business. We have no outstanding unearned premium related to this business. During 2003, we experienced higher than expected losses related to this line. Due to the adverse development, American Modern strengthened reserves, in the latter part of 2003, to address the future run-off claims. In 2004 and 2005, American Modern experienced favorable development in the claims settled for those years, due to lower than anticipated severity, and believes that the remaining loss reserves recorded at 12/31/05 are adequate to cover our loss exposures for the remainder of the run-off period.

The improvement in profitability in 2004 compared to 2003 is due primarily to the actions taken to address the run-off of our exited manufactured housing park and dealer commercial liability business. During 2003, the run-off of this exited business reduced pre-tax income by $12.1 million, or $0.44 per share (diluted). In 2004, the run-off of these exited lines increased pre-tax income by $2.9 million, or $0.10 per share (diluted).

We also experienced favorable development in the claims settled in 2005 related to our exited manufactured housing park and dealer commercial liability business as these lines contributed $2.5 million of pre-tax income, or $0.08 per share (diluted).

•	Reserve overstatements related to the motorcycle, excess and surplus and personal liability lines of business. Explain the degree to which these lines are “inherently less predictable” as compared to your traditional property coverage.

Response — Midland acknowledges the Staff’s comment and intends to make the appropriate modifications to all future filings, beginning with the Form 10-K for the period ending December 31, 2006. Such modification will include the incorporation of the following additional or modified language.

The redundancy in the motorcycle, excess and surplus lines, exited commercial lines, and the liability component of our other personal lines business in 2004 and 2005 was generated from the actual closing of claims for amounts less than that recorded as a case base reserve at the end of the preceding year. The redundant reserves were released as claims were settled in the normal course of business. As claims are settled, this knowledge and other facts are used in adjusting current reserves and setting reserves in the future. The case base loss development patterns experienced over the last few years, along with our historical development patterns, have been considered in our estimation of the incurred but not reported loss reserves.

Please see our response to Comment #8 for further discussion regarding our insurance loss reserve policies and procedures.

•	Rate increases and corrective underwriting actions in the residential property and recreational casualty segments.

Midland acknowledges the Staff’s comment and intends to make the appropriate modifications to all future filings, beginning with the Form 10-Q for the period ending June 30, 2006. Such modification will include the incorporation of the following additional or modified language.

American Modern has obtained, and will continue to seek to obtain, rate increases when necessary to ensure profitability in our various product lines. In fact, American Modern has achieved rate increases averaging 2.9%, 4.5% and 5.5% in 2005, 2004 and 2003, respectively, related to its manufactured housing product. American Modern has achieved rate increases averaging 5.9%, 10.0% and 8.4% in 2005, 2004 and 2003, respectively, related to its site built dwelling product. In addition to these rate increases, refined product reviews performed in conjunction with our business partners, combined with the underwriting improvements realized from our modernLINK system, have increased our ability to achieve our desired profitability in our Residential Property lines.

As for our Recreational Casualty lines, American Modern has achieved rate increases averaging 7.4%, 19.0% and 21.0% in 2005, 2004 and 2003, respectively, related to its motorcycle product. American Modern has also achieved rate increases ranging from 5% to 9% related to its other recreational casualty products such as watercraft and recreational vehicles. In addition to these rate increases, American Modern has implemented several underwriting modifications such as 1) restrictions on certain types of coverages and coastal exposures, 2) implementation of a more sophisticated motorcycle make/model table to improve accuracy of class and identification of ineligible units, 3) increased utilization of Motor Vehicle Reports and 4) utilization of our modernLINK system.

With respect to 2006, we would anticipate any rate increases to be in the low single digit range.

•	The activities that produced such significant improvement in operating results for the “all other” segment in the periods 2003-2005.

As mentioned in the previous commercial liability bullet point, the improvement in profitability in 2004 compared to 2003 is due primarily to the actions taken to address the run-off of our exited manufactured housing park and dealer commercial liability business. During 2003, the run-off of this exited business reduced pre-tax income by $12.1 million, or $0.44 per share (diluted). In 2004, the run-off of these exited lines increased pre-tax income by $2.9 million, or $0.10 per share (diluted).

In September 2001, American Modern exited the manufactured housing park and dealer commercial liability business. We have no outstanding unearned premium related to this business. During 2003, we experienced higher than expected losses related to this line. Due to the adverse development, American Modern strengthened reserves, in the latter part of 2003, to address the future run-off claims. In 2004, American Modern has experienced favorable development in the claims settled for the year and believes that the loss exposure is adequately reserved for the remainder of the run-off period.

The improvement in profitability in 2005 compared to 2004 is due primarily to the increased profitability related to our excess and surplus lines business, which was driven by increased premium volume, and our open lot dealer business.

Although we expect to see some variability in the underwriting results experienced in our excess and surplus lines business and our open lot dealer business, we expect to continue to see profitability related to these product lines in 2006 and the years beyond.

2.	Please expand your discussion, relating to the nature, purpose and effect on results of operations of ceded reinsurance transactions. In particular, explain the factors underlying the increase in ceded written premiums from $69.6 million in 2004 to $107.1 million in 2005. Provide this information in disclosure-type format.

Response — Midland acknowledges the Staff’s comments and intends to make the appropriate modifications to all future filings, beginning with the June 30, 2006 Form 10-Q. The revised disclosures will include language similar to the following:

The increase in ceded premiums is due partially to a $14.7 million increase in reinstatement premiums in 2005 compared to 2004. Reinstatement premiums, which are considered ceded written premiums, related to purchasing additional reinsurance in response to the severe hurricane season experienced in 2005. The increase in ceded premiums is also due partially to a $9.5 million increase related to our excess and surplus lines business. The increase in ceded excess and surplus lines premiums is due to the related increase in gross excess and surplus lines written premiums where we cede approximately 50% of the premiums generated from our largest partner. We also experienced a $9.3 million increase in ceded credit life premiums which was due to an increase in gross written premiums relating to an account where a large portion of the premiums were ceded back to the producing agent’s reinsurance company. The remainder of the increase was related to various reinsurance relationships with certain business partners.

Please see our response to Comment #10 for further discussion regarding our ceded reinsurance activities.

Aggregate Contractual Obligations and Off Balance Sheet Arrangements, page 28

3.	We were unable to locate the disclosure required by Item 303 (a) (4) of Regulation S-K relating to off-balance sheet arrangements. Please provide this information in disclosure-type format or state that no such arrangements exist.

Response – The disclosure required by Item 303 (a) (4) of Regulation S-K relating to off-balance sheet arrangements was omitted as no such arrangements existed as of December 31, 2005. In future filings the Company will provide the following disclosure regarding off-balance sheet arrangements.

We do not utilize any special-purpose financing vehicles or have any undisclosed off-balance sheet arrangements. Similarly, the Company holds no fair-value contracts for which a lack of marketplace quotations would necessitate the use of fair value techniques.

Critical Accounting Policies

Insurance Policy Loss Reserves and Reinsurance Risks, page 35

We believe your disclosure regarding the estimation of insurance loss reserves could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand on a line of business basis 1) management’s process for establishing the estimate, 2) the reasons for changes in the historical estimate, 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to the following comments.

4.	You provide a general explanation of reserve methodologies but do not disclose the specific reserve methodologies for each of your major lines of business. As indicated in our prior comment letter dated June 7, 2004, we believe that investors’ understanding of the judgments and uncertainties inherent in this estimation process is particularly important. Please provide the following information by line of business in a disclosure-type format.

•	Describe more specifically the methodologies used to determine the ultimate liability for each line of business. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered. Include an expanded discussion of “judgmental techniques” that you use when statistical data is insufficient or unavailable.
•	Explain your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate liability first and then reducing that amount by cumulative paid claims and case reserves but there may be other methods as well.
•	We understand that you establish a “best estimate” for your insurance loss reserves, based on historical patterns and other assumptions. If multiple point estimates were generated to determine a “best estimate”, describe the different values for these point estimates. Include a discussion of why one point estimate was selected over other point estimates.
•	Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption setting process. You appear to have established such provisions in your motorcycle, excess and surplus and personal liability lines, which you describe as “inherently less predictable.” So that investors can better understand the judgments and uncertainties in your loss reserving process, describe how you provide for these uncertainties in your reserve estimation process and quantify the related explicit and implicit provisions by line of business for each period presented.
•	Describe the nature and frequency of your procedures for determining the adequacy of loss reserves. Indicate how these procedures differ between your interim and annual reserve verifications.

Response – We have combined the response to this comment with our response to Comment #8.

5.	Please describe in disclosure-type format those key assumptions that materially affect your estimate of the reserve for loss and loss adjustment expenses.

a.	For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

b.	Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve, given the historical changes, current trends observed and/or other factors discussed in a. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

Response – We have combined the response to this comment with our response to Comment #8.

6.	You indicate that original loss estimates for commercial liability insurance sold to manufactured housing park operators and dealers were not adequate and that subsequent reserve strengthening resulted in an overstatement of these reserves. Also, you state that reserves for the motorcycle, excess and surplus and personal liability lines of business were overestimated. The significant reserve releases in 2004 and 2005 appear to have been caused by these overstatements of prior year reserves. While you attribute these changes in loss development to specific product lines and events, you did not adequately discuss the variation between initial assumptions and actual experience, justify the timing of such changes in estimate, or explain how this recent experience has changed your expectation about the impact of emerging loss trends on future operating results. As indicated in our prior comment letter dated June 7, 2004, we believe that investors’ understanding of the timing of changes to key assumptions to properly reflect emerging new trends in your loss experience is particularly important. Please provide an expanded discussion in disclosure-type format that includes quantification of the difference between your initial reserve assumptions and actual experience, the new events or information considered in revising your assumptions, such as internal and external trend data, and how you provided for the continuing impact of such experience trends in your reserve estimate for each year presented. Ensure your disclosure adequately justifies the timing of each change in estimate, such as why recognition occurred in the periods that it did and was not required in earlier periods.

Midland acknowledges the Staff’s comment and intends to make the appropriate modifications to all future filings, beginning with the Form 10-K for the period ending December 31, 2006. Such modification will include the incorporation of the following additional or modified language.

The redundancy in the motorcycle, excess and surplus lines, exited commercial lines, and the liability component of our other personal lines business in 2004 and 2005 was generated from the actual closing of claims for amounts less than that recorded as a case base reserve at the end of the preceding year. The redundant reserves were released as claims were settled in the normal course of business. As claims are settled, this knowledge and other facts are used in adjusting current reserves and setting reserves in the future. The case base loss development patterns experienced over the last few years, along with our historical development patterns, have been considered in our estimation of the incurred but not reported loss reserves.

Please see our response to Comment #8 for further discussion regarding our insurance loss reserve policies and procedures.

7.	You state “the likelihood that actual loss development patterns will differ significantly from past experience is low.” However, in 2005 and 2004, the impact of changes in prior year reserve estimates on your operating results was material. Please explain this apparent inconsistency.

Response — Midland acknowledges the Staff’s comment. In future filings, we will refrain from the use of this statement as there will be some degree of variation from our estimates and actual operating results. Please see our expanded discussion of the variability in insurance policy loss reserves in Comment #8 below.

8.	You disclose that a 1% increase in the 2005 loss and loss expense ratio would reduce income before taxes by $6.3 million. This disclosure does not appear to accomplish the objective of providing the “reasonably likely” variability in the most recent estimate, particularly for the motorcycle, excess and surplus lines and personal liability lines, which you describe as “inherently less predictable.” Please provide expanded sensitivity analysis in disclosure-type format that quantifies the impact that “reasonably likely” changes in your key reserve assumptions would have on reported results, financial position and liquidity. Please include in your response an explanation of how you determined “reasonably likely.” Please include a description of the relationship between your revised sensitivity analysis and the loss reserve range prepared by your external consulting actuaries, which was $134 million to $153 million at December 31, 2005.

Response for Comments 4, 5, 7 & 8 – Midland acknowledges the Staff’s comments and intends to make the appropriate modifications to all future filings, beginning with the Form 10-Q for the period ending June 30, 2006. The revised disclosure will be as follows: (additional or modified language in bold).

Insurance Policy Loss Reserves:

One of the Company’s most significant estimates relates to our property and casualty loss and loss adjustment reserves. The vast majority of our insurance risks are personal lines property in nature. Personal lines property risks are prevalent in our residential property and financial institutions segments, which collectively accounted for approximately 70 percent of our 2005 gross written premiums. A smaller portion of our business relates to liability risks, at generally lower limits, which tend to experience loss payouts over longer periods of time, and are inherently less predictable as compared to the personal lines property risks. We limit our exposure on these risks through reinsurance. Our indemnity exposure on each individual liability risk is capped at $250,000. Our recreational casualty segment and our excess and surplus lines, which is included in the “all other” segment, tend to generate the bulk of this liability exposure. The company does not have long tail business such as asbestos, environmental remediation, product liability or other highly uncertain exposures.

American Modern’s reserve for insurance losses is based on past experience of settling known claims as well as estimating those not yet reported. While management believes the amounts are fairly stated, the ultimate liability, once fully developed, may be more than or less than that provided. Management and its actuaries, both internal and external, regularly review these liabilities and adjustments are made as necessary in the current period.

Due to the predominately short-tail property nature of our business, the most significant component of our loss reserves are case base loss reserves and outstanding checks and drafts. These types of loss reserves are based on information related to specific facts and circumstances related to reported claims. The short tail, personal lines bias of our business results in settling claims rather quickly. We estimate that 90 percent of our property claims are settled within 30 days of being reported to us. The majority of our claims are settled directly by company employee adjusters, who receive extensive training and average approximately five years of claims experience. December 31, 2005 case base loss reserves and outstanding checks and drafts comprised approximately 78% of our insurance loss reserves.

Our property and casualty net loss reserves, which includes the impact of reinsurance and does not consider outstanding checks and drafts were as follows at December 31:

($ in millions)	2005	2004
P&C Net Case Base Reserves	$ 103.9	$ 118.4
P&C Net Incurred But Not Reported Reserves	44.2	47.9

Net Property and Casualty Loss Reserves	$ 148.1	$ 166.3

Net Property and Casualty Loss Reserves	$ 148.1	$ 166.3
P&C Reinsurance Recoverables	53.8	31.4

P&C Gross Loss Reserves	201.9	197.7
Life and Other Gross Loss Reserves	14.4	13.4
Outstanding Checks and Drafts	38.4	21.8

Consolidated Gross Loss Reserves	$ 254.7	$ 232.9

Our net property and casualty loss reserves represented 40% and 49% of the statutory property and casualty surplus at December 31, 2005 and 2004, respectively. In comparison, the percentage of statutory loss reserves to statutory surplus for the property and casualty industry averages approximately 120%, which demonstrates the short-tail nature of our business.

A significant amount of judgment is used in establishing case base loss reserves, although generally, case base loss reserves tend to be less subjective and less volatile than incurred but not reported loss reserves. Case base loss reserves are based on the facts and circumstances of the claim reported. However, the following factors contribute to the variability in establishing case base loss reserves:

•	The timing of information received. As more information becomes available, (i.e. through physical inspections, actual claim settlement, etc.) case reserves are adjusted appropriately to reflect the new information.
•	The liability claims are generally more difficult to assess and reserve due to their complexity and generally take a longer period of time to settle. These types of claims are more likely to involve multiple parties, which adds to the claim complexity and lengthens the claim settlement process.
•	The increase in demand for replacement materials and labor (demand surge), specifically after a large scale catastrophic event, which may contribute to inadequate case reserve.

Due to the short tail nature of our business, incurred but not reported loss reserves tend to be more stable as compared to other companies in the insurance industry. We believe the following represent the primary risks to our ability to estimate incurred but not reported loss reserves:

•	Significant changes in reporting and payment patterns
•	Changes in claim cost trends that are not reflected in the historical data used to estimate loss reserves
•	Lack of historical data and company specific experience in newer lines of business, such as motorcycle and excess and surplus
•	Court decisions and legislation expanding unanticipated coverage expansions on past and existing policies or third party assessments that deviate from historical patterns

Management periodically reviews the development of case base loss reserves by the exposure characteristics and by line of business. The review of case base loss reserve development assists Management in refining estimated losses on existing case base claims as well as reserving for future case base claims. Potential redundancy or deficiency in the case base loss reserves is considered in the incurred but not reported loss reserves. The incurred but not reported loss reserve is administered in total rather than by line of business, although Management considers various trends, reserve development, types of coverages and other factors by line of business to assess the total incurred but not reported reserve.

The recorded insurance loss reserves at the balance sheet date represent the Company’s best estimate, based on historical patterns and other assumptions, of its liabilities at that date. Management, along with the Company’s internal actuaries, periodically reviews the level of loss reserves against actual loss development. This retrospective review is the primary criteria used in refining the levels of loss reserves recorded in the financial statements. Management also meets quarterly with an appointed external actuary and considers results of statistical procedures performed by the external actuary in refining the recorded loss reserves. Management compares the Company’s estimate of loss reserves to ranges prepared by its external consulting actuaries to ensure that such estimates are within the actuaries’ acceptable range. The external actuaries perform an extensive review of loss reserves at year end using generally accepted actuarial guidelines along with reviews throughout the year to ensure that the recorded loss reserves appear reasonable. The statistical procedures performed each quarter and at year-end are similar in nature, but the year-end procedures also encompasses additional statutory reporting procedures. In order to determine the incurred-but-not-reported loss reserve, an estimate of the ultimate liability is made and is then reduced by cumulative paid claims and case reserves. The external actuaries utilize a variety of actuarial and statistical methods in assessing incurred-but-not-reported loss reserves. These methods may include, but are not limited to:

•	The Incurred Loss Development Method
•	The Paid Loss Development Method
•	The Hindsight Average Claim Cost Method
•	Bornhuetter/Ferguson (Paid and Incurred) Methods

Multiple point estimates are not generated in determining incurred-but not reported loss reserves. The personal lines property lines rely more heavily on the incurred loss development method, due to the short-tail nature of these lines and case base reserves tend to be more accurate in these lines as compared to longer-tail lines. While the incurred loss development method is considered in the longer-tail liability lines, particularly in older accident years, all methods are considered in setting incurred-but-not-reported reserves.

In order to affirm the Company’s recorded reserve for loss and loss adjustment expense, which represents management’s best estimate, our external actuaries perform statistical work to determine an acceptable range for loss reserves. The actuaries apply a consistent methodology in computing the acceptable range. The actuaries utilize statistical models which require the use of assumptions. There were no significant changes in the underlying significant assumptions in calculating the incurred but not reported range in 2005 or 2004. Several of the key assumptions are included below.

•	We utilize development factors, which are largely based on historical trends for reporting and payment patterns along with current practices and philosophies. We also make assumptions for factors such as loss adjustment expense and salvage and subrogation.

•	The incurred-but-not-reported loss reserve will adequately address any deficiency or redundancy in our case base reserves.
•	In newer lines of business, most notably motorcycle and excess and surplus, the company does not have a long history of loss development patterns, therefore we place higher reliance on industry loss development patterns for ultimate losses.

Management does not foresee any significant change in the manner in which it records its reserve for insurance losses.

At December 31, 2005, loss reserves, net of reinsurance recoverables, for our property and casualty companies totaled $148.1 million. The consulting actuary computes an acceptable range for property and casualty reserves, which affirms the recorded balance if the recorded amount is within the range. The Company’s estimate was affirmed by the actuaries’ estimated range for net loss reserves of $134.0 million to $153.0 million. The range is based on a “reasonable best case” and “reasonable worst case” with varying development patterns across our lines of business. We believe that recorded loss reserves at any point within this range would be a reasonable estimate. Thus, it appears reasonably likely that actual results may fall at any point within this range. If losses develop to the low end point of the range, our operating results would benefit by $14.1 million (pre-tax), whereas if actual losses develop to the high end point of the range, our operating results would be lowered by $5.1 million (pre-tax). If actual losses develop to the low-end or high-end of the range, we believe that the impact to our financial position or liquidity would not be material.

Included in the total loss reserves discussed above is our incurred but not reported loss reserves. With respect to the incurred but not reported loss reserves specifically, we believe a 5% variation is reasonably possible based on our historical trends. Based on our recorded net incurred but not reported balance at December 31, 2005, a 5% variation would impact our financial results by approximately $2.2 million (pre-tax), or $0.07 per share (after-tax).

We believe it is unlikely that ultimate payouts will significantly exceed the anticipated amounts to the extent that would materially impact our normal operations. However, if ultimate pay outs do significantly exceed the expected amounts, the Company has several potential options to utilize in order to satisfy the additional obligations. For example, the Company could liquidate a portion of its investment portfolio or draw on conventional short-term credit lines available, at costs not exceeding prime rates. The Company believes either of these options would be sufficient to meet any increases in required loss payments.

Slowness to recognize or respond to new or unexpected loss patterns, such as those caused by the risk factors listed herein as well as in the Company’s Safe Harbor Statement, could lead to a shortage in reserves, which would lead to a higher loss and loss expense ratio; each percentage point increase in the loss and loss expense ratio would reduce income before taxes by $6.3 million based on 2005 earned premiums.

9.	Please discuss and quantify in disclosure-type format the effect that your ceded reinsurance had on results of operations, cash flows and financial position for the periods presented. Also, discuss changes made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your future results of operations, cash flows and financial position. Describe and quantify any limitations in your ability to cede future losses on a basis consistent with historical results and the related impact on expected operating results and liquidity and capital resources. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Response – We have combined the response to this comment with our response to Comment #10.

10.	Your reinsurance ceded activities appear to have a material impact on your results of operations, and your accounting for the related cost of reinsurance appears to require estimates. Please provide an expanded discussion in disclosure-type format of your accounting for reinsurance transactions. Include a description and quantification of the judgments and uncertainties surrounding estimates made in this process. Also, within your response, please provide the following information:

•	Describe the type of reinsurance (i.e. prospective or retrospective) and process for computing your cost of reinsurance, including the method used (e.g. interest or recovery method for retroactive contracts) and key assumptions in your calculation.
•	Clarify how cost of reinsurance is amortized and profit sharing and ceding commissions are earned.
•	Quantify the amount by which estimated gross losses on the 2005 hurricanes exceeded coverage provided under various reinsurance treaties.
•	Include a description and quantification of the additional reinsurance coverage purchased to cover emerging losses from the 2005 hurricanes. Explain how you computed the $.42 impact on 2006 earnings per share and clarify the extent to which you expect this adverse impact to continue beyond 2006.

Response – Midland acknowledges the Staff’s comments and intends to make the appropriate modifications to all future filings, beginning with the June 30, 2006 Form 10-Q. The revised disclosures will include the following:

American Modern participates in several reinsurance contracts with various reinsurers. The Company’s primary reasons for entering reinsurance contracts are to reduce its exposure on particular risks and classes of risks as well as to protect against large accumulated losses resulting from catastrophes. Additional reasons are:

1.	To reduce total liabilities to a level appropriate for American Modern’s capital and surplus.
2.	To provide financial capacity to accept risks and policies involving amounts larger than could otherwise be accepted.
3.	To facilitate relationships with business partners who want to participate in the insurance risk through their own reinsurance companies.

The Company utilizes excess of loss reinsurance programs in order to reduce its exposure on particular risks and classes of risks (excess of loss per risk) as well as to protect against large accumulated losses resulting from catastrophes (excess of loss per occurrence). Under excess reinsurance, the insurer limits its liability to all or a particular portion of a predetermined deductible or retention. Therefore, the reinsurer’s portion of the loss depends on the size of the loss.

Excess of Loss per occurrence reinsurance requires the insurer to pay all claims up to a stated amount or retention limit on all losses arising from a single occurrence. The reinsurer pays claims in excess of the retention limits. The primary purpose of this reinsurance for American Modern is to protect the Company from the accumulation of losses arising from hurricanes or any other widespread weather related disaster. This reinsurance is also known as catastrophe reinsurance.

The Company’s reinsurance treaties are prospective reinsurance agreements, contain no adjustable features, and do not include any profit sharing provisions. The costs associated with these reinsurance treaties are calculated and expensed based on the subject earned premium recorded in revenue multiplied by the corresponding rate. Any ceding commission is recorded according to the terms of the reinsurance treaty based on the percentage of the corresponding premiums. Ceded commissions are deferred and recognized as income over the life of the corresponding policies. The term is typically no more than twelve months due to the short-tail nature of our business. The costs associated with our catastrophe reinsurance program are generally amortized over the term of the coverage on a pro-rata basis.

Due to the nature of our non-catastrophe related reinsurance programs, the results of operations related to these programs did not significantly fluctuate during the three year period ended December 31, 2005.

However, our operating results were impacted to varying degrees by our catastrophe reinsurance program over the past three years. Catastrophe reinsurance costs, including reinstatements, totaled $31.9 million, $16.9 million and $12.2 million during 2005, 2004 and 2003, respectively. The Company’s gross catastrophe losses for 2005, 2004 and 2003 were $232.1 million, $67.1 million and $46.6 million, respectively, of which $179.4 million, $21.1 million and $9.4 million, respectively, were recovered through our catastrophe reinsurers.

Hurricane Katrina, the costliest storm in U.S history, exceeded the limits of the Company’s 2005 catastrophe reinsurance program by approximately $1.9 million, net of tax.

Our 2006 catastrophe reinsurance structure is similar to the 2005 program with a $3.0 million increase in retention, from $7 million to $10 million, and the purchase of an additional $40 million of protection on top of our previous $110 million cover. Due to the volatile weather patterns of 2005, we will absorb a significant increase in our base reinsurance cost in 2006 which will nearly double the base cost of 2005. This increase, along with the additional cover, will adversely impact our 2006 pre-tax earnings by approximately $12.6 million, or $0.42 per share (diluted).

While the hurricane activity over the past couple of years has significantly increased the cost of obtaining reinsurance, our strong relationships with our reinsurers have allowed us to provide exposure management that is consistent with our overall risk management strategy. In addition, our strong relationships with our reinsurers and our disciplined overall exposure management philosophy, combined with the financial strength of these reinsurers — 86.74% of our reinsurance coverage is provided by reinsurers rated AM Best A or better, allow us to be confident that we will be able to effectively manage our exposures in the future.

11.	While reinsurance recoverable increased from $45.5 million at December 31, 2004 to $83.2 million at December 31, 2005, you continue to believe that no allowance for uncollectible amounts is necessary. Please provide expanded discussion and quantification in disclosure-type format of your basis for this conclusion.

Response – As of the date of this letter, the Company has collected all of the reinsurance recoverable balances related to losses paid as of December 31, 2005. For reinsurance recoverables related to losses that are not yet paid, the Company believes that no allowance for uncollectible accounts is necessary primarily due to the credit quality of our reinsurers.

Please refer to our Critical Accounting Policies in the 2005 Form 10-K for our basis for concluding that no allowance for uncollectible amounts is necessary.

Excerpt from 2005 Form 10-K:

American Modern and its independent reinsurance brokers regularly conduct “market security” evaluations of both its current and prospective reinsurers. Such evaluations include a complete review of each reinsurer’s financial condition along with an assessment of credit risk concentrations arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The specific evaluation procedures include, but are not limited to, reviewing the periodic financial statements and ratings assigned to each reinsurer from rating agencies such as S&P, Moody’s and A.M. Best. During 2005, approximately 85% of the Company’s catastrophe reinsurers had an A.M. Best or S&P rating of “A” or higher. In addition, American Modern may, in some cases, require reinsurers to establish trust funds and maintain letters of credit to further minimize possible exposures.

All reinsurance amounts owed to American Modern are current and management believes that no allowance for uncollectible accounts related to this recoverable is necessary. Management also believes there is no significant concentration of credit risk arising from any single reinsurer.

Notes to Consolidated Financial Statements

Note 11. Insurance Loss Reserves, page 57

12.	Please explain in disclosure-type format the difference between total incurred losses and loss adjustment expenses shown in this table and the corresponding caption in the consolidated statements of income.

Response – As mentioned in Note 11, this table illustrates the activity for the property and casualty companies only. The $5,059,000, $6,658,000 and $5,621,000 differences for 2005, 2004 and 2003, respectively, relate to the incurred losses and loss adjustment expenses related to our credit life companies.

We will provide a reconciliation of these amounts in Note 11 beginning with the Form 10-K for the period ending December 31, 2006.

13.	Please explain in disclosure-type format the difference between reinsurance recoverable shown in this table and the corresponding amounts shown on page 32.

Response — Similar to the response in Item 12 above, the reinsurance recoverable shown in this table excludes the unpaid loss recoverable of $8,397,000 and $6,509,000 for 2005 and 2004, respectively, related to our credit life companies.

We will provide a reconciliation of these amounts in Note 11 beginning with the Form 10-K for the period ending December 31, 2006.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in our quarterly and annual filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing;
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/John I. Von Lehman
John I. Von Lehman
Executive Vice President,
Chief Financial Officer,
and Secretary

cc:	John W. Hayden President and Chief Executive Officer